UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-10828

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

21st CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

21ST CENTURY INSURANCE GROUP
6301 OWENSMOUTH AVENUE
WOODLAND HILLS, CALIFORNIA 91367

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
Exhibit Index

23	Consent of Independent Registered Public Accounting Firm

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 21st Century Insurance Company Savings and Security Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 24, 2004

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2003	2002

Assets:
Investments, at fair value (Note 4)	$80,307,456	$61,592,342
Investment contract with insurance company, at contract value (Note 3)	38,258,415	34,807,681

Total investments	118,565,871	96,400,023

Receivables:
Accrued interest income	39,232	5,329

Total assets	118,605,103	96,405,352

Liabilities:
Operating payables	–	26,223

Total liabilities	–	26,223

Net assets available for benefits	$118,605,103	$96,379,129

See accompanying notes to financial statements.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

Additions to net assets:
Investment income:
Net appreciation in fair value of investments (Note 4)	$12,534,154
Interest and dividends	2,777,508
Participant loans interest income	461,012

Total investment income	15,772,234

Contributions:
Employer	4,183,492
Participants	9,070,636

Total contributions	13,254,128

Total additions	29,026,802

Deductions from net assets:
Benefits paid to participants and other distributions to participants	6,627,832
Administrative expenses	172,996

Total deductions	6,800,828

Net increase in net assets	22,225,974

Net assets available for benefits:
Beginning of year	96,379,129

End of year	$118,605,103

See accompanying notes to financial statements.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1. DESCRIPTION OF PLAN

The following description of the 21st Century Insurance Company Savings and Security Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of 21st Century Insurance Group (the “Employer”). Any employee who has attained the age of 20 is eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire, or transfer to eligible status. The Plan is sponsored and administered by 21st Century Insurance Company, a wholly owned subsidiary of 21st Century Insurance Group. The Plan enables participants to make contributions, which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants’ investment designations in one or more investment fund options. Plan participants have 16 investment fund options from which they may choose to have their funds invested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each participant can contribute up to the lesser of $12,000 or 25% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. Participants age 50 and over can contribute an additional $2,000 to a maximum of $14,000. The Employer matches $0.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant’s earnings. Forfeitures are used to offset future Employer-matching contributions. As of December 31, 2003 and 2002, forfeited nonvested accounts totaled $29,347 and $52,939, respectively.

Participants may change their contribution percentages or stop making contributions at any time during the Plan year. Employer contributions follow the participant’s fund election.

Vesting
Participants are immediately vested in their own contributions and related investments earnings. Vesting in Employer contributions is based on years of service. A participant is 25% vested after two years of service, and vests an additional 25% for each additional year. A participant is 100% vested after five years of credited service.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

Participant Accounts
Each participant’s account is credited with his or her contributions, any Employer matching contribution and an allocation of Plan earnings based on participant account balances, and is charged with any withdrawals.

Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Each participant may obtain loans against their vested account balance. Any loans made to a participant are secured by a hierarchical portion of the participant’s vested interest in their investment fund subaccounts. No loan may exceed the lesser of 50% of the participant’s vested account balance or $50,000. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus 2%. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within 5 years except that the repayment period for loans made for the purchase of a home may be up to 15 years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.

Benefits
Upon termination of service, a participant may generally elect to receive the value of their account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

Plan Termination
Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires the Plan’s management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments Valuation and Income Recognition
Mutual funds and common stock are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value. The investment contract with insurance company is reported at contract value because the contract is fully benefit responsive.

Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefit Payments
Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2003 include $34,535 for participants who have withdrawn from the Plan but have not yet been paid vested benefits. No amounts were allocated to withdrawing participants as of December 31, 2002.

NOTE 3. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The fixed rate fund is a benefit-responsive investment contract consisting of funds deposited with Pacific Life Insurance Company (“Pacific Life”). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 5.15% for 2003 and 5.65% for 2002, which also approximates the average yield.

The account is credited with deposits and interest earnings and charged with Plan withdrawals. The contract included in the financial statements is at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Participants generally may direct the withdrawal or transfer of all or a portion of their contract value, however, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the guaranteed investment contract at December 31, 2003 and 2002 approximated its fair value.

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan year exceeds 75% of the balance in the account at the beginning of the current Plan year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

NOTE 4. INVESTMENTS

The Plan’s investments are invested in the Pacific Life investment contract with insurance company, 21st Century Insurance Group Common Stock, participant loans and in 14 funds administered by Fidelity Investments, which also acts as Trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor or the participants or other investment options are temporarily invested in short-term investments by the trustee.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

The following table presents the Plan’s individual investments:

	As of December 31,
	2003		2002

Investment contract with insurance company, at contract value (Note 3)	$38,258,415	*	$34,807,681	*

Investments at fair value:
Mutual Funds:
Fidelity Magellan Fund	24,193,829	*	19,077,215	*
Fidelity Equity-Income Fund	13,425,487	*	10,489,989	*
Fidelity Contrafund	7,896,322	*	5,734,703	*
Spartan U.S. Equity Index Fund	6,293,730	*	4,681,942
Fidelity Retirement Government Money Market Fund	5,263,290		4,334,351
INVESCO Small Company Growth Fund	4,810,233		3,144,429
Templeton Foreign Fund I	1,933,495		1,315,088
Fidelity Freedom 2010 Fund	1,371,132		943,134
Fidelity Freedom 2020 Fund	1,567,960		880,497
Fidelity Freedom 2030 Fund	1,475,830		898,117
Fidelity Freedom Income Fund	450,736		249,636
Ariel Appreciation	1,205,711		171,961
Fidelity Freedom 2000 Fund	219,062		122,963
Fidelity Freedom 2040 Fund	104,609		23,591
21st Century Insurance Group common stock	3,873,031		3,300,472
Participant Loans	6,147,293	*	6,132,327	*
Short-Term Investment Funds	75,706		91,927

	$118,565,871		$96,400,023

*Represents 5% or more of net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year ended December 31,

2003

Mutual funds	$ 12,183,429
21st Century Insurance Group common stock	350,725

Net appreciation in fair value of investment	$ 12,534,154

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6. TAX STATUS OF THE PLAN

The Internal Revenue Service has issued a determination letter dated November 20, 2002, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan’s qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments, if necessary, to be in compliance with the Code.

NOTE 7. FEDERAL INCOME TAXES APPLICABLE TO PARTICIPANTS

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, salary reduction contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant’s account are not subject to tax when credited.

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

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21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN NOTES TO FINANCIAL STATEMENTS (continued) AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

In additional to regular taxes, most distributions received before a participant reaches age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	As of December 31,
	2003	2002

Net assets available for benefits per the financial statements	$118,605,103	$96,379,129
Amounts allocated to withdrawing participants	(34,535)	–

Net assets available for benefits per Form 5500	$118,570,568	$96,379,129

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Year ended December 31,

2003

Benefits paid to participants per the financial statements	$6,627,832
Amounts allocated to withdrawing participants	34,535

Benefits paid to participants per Form 5500	$6,662,367

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

NOTE 9. PARTY–IN–INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid to Fidelity for investment management services amounted to $172,996 for the year ended December 31, 2003.

Transactions in 21st Century Insurance Group common stock, which is offered to participants as a plan investment option, qualify as party-in-interest transactions. However, such transactions are exempt from the prohibited transaction rules of ERISA and the Code.

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SUPPLEMENTAL SCHEDULE

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

EIN: 95-2565072 PLAN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value

	Pacific Life Insurance Company (1)	38,258,415 Guaranteed Investment Contract Shares	$38,258,415
*	Fidelity Magellan Fund	247,533 Mutual Fund Shares	24,193,829
*	Fidelity Equity-Income Fund	269,859 Mutual Fund Shares	13,425,487
*	Fidelity Contrafund	160,007 Mutual Fund Shares	7,896,322
*	Spartan U.S. Equity Index Fund	159,699 Mutual Fund Shares	6,293,730
*	Fidelity Retirement Government Money Market Fund	5,263,290 Money Market Fund Shares	5,263,290
	INVESCO Small Company Growth Fund	432,575 Mutual Fund Shares	4,810,233
	Templeton Foreign Fund I	181,719 Mutual Fund Shares	1,933,495
*	Fidelity Freedom 2010 Fund	105,310 Mutual Fund Shares	1,371,132
*	Fidelity Freedom 2030 Fund	113,964 Mutual Fund Shares	1,475,830
*	Fidelity Freedom 2020 Fund	120,427 Mutual Fund Shares	1,567,960
*	Fidelity Freedom Income Fund	40,643 Mutual Fund Shares	450,736
	Ariel Appreciation	27,845 Mutual Fund Shares	1,205,711
*	Fidelity Freedom 2000 Fund	18,596 Mutual Fund Shares	219,062
*	Fidelity Short-Term Investment Fund	75,706 Short-Term Investment Fund Shares	75,706
*	Fidelity Freedom 2040 Fund	13,837 Mutual Fund Shares	104,609
*	21st Century Insurance Group Common Stock	281,675 Common Stock Shares	3,873,031
*	Participant Loans (2)	Interest rates between 4.0% and 11.5%	6,147,293

			$118,565,871

*	Investment held by a permitted party-in-interest.

(1)	Contract value approximates current value
(2)	The total balance of loans in default was approximately $4 thousand.

See Report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

21st Century Insurance Company Savings and Security Plan

Date: June 25, 2004	By:	/s/ Richard A. Andre

Richard A. Andre, Senior Vice President 21st Century Insurance Company Chairman Benefits Committee

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